Exhibit 21.1
Subsidiaries of Amber Road, Inc.
Amber Road UK, Ltd. (United Kingdom)
Amber Road Software Private, Ltd. (India)
Amber Road Switzerland, AG (Switzerland)
Amber Road Holdings, Inc. (Delaware)
Sunrise International Ltd. (Barbados)
Amber Road China, Ltd. (People’s Republic of China)
Amber Road (International), Inc. (Cayman Islands)
Amber Road (Shenzhen) Co. Ltd. (People’s Republic of China)
Amber Road Limited (Hong Kong)
ecVision Inc. (Delaware)